Mail Stop 4561

February 6, 2008

Mr. Jeffrey I. Dreben
Chief Executive Officer and President
CVF Technologies Corporation
8604 Main Street, Suite 1
Williamsville, NY 14221

> **Re:** **CVF Technologies Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Forms 10-QSB for the periods ended March 31, 2007, June 30, 2007,**
> **and September 30, 2007**
> **File No. 0-29266**

Dear Mr. Dreben:

    We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief